October 9, 2008

Edward A. Ryan, Esq.
Executive Vice President and General Counsel
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

RE: Marriott International, Inc.
Form 10-K for the period ended December 31, 2007
Filed February 15, 2008
File No. 001-13881

Dear Mr. Ryan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director